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The New York Times Building
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New York, NY 10018-1405
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Fax 212.286.9806

November 8, 2013

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey P. Riedler, Assistant Director

Re:	TetraLogic Pharmaceuticals Corporation Amendment No. 4 to Registration on Form S-1 Filed November 6, 2013 File No. 333-191811

Dear Mr. Riedler:

        We are submitting this letter on behalf of our client, TetraLogic Pharmaceuticals Corporation (the "Company"), in response to the written comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC") contained in your letter, dated November 7, 2013 (the "Comment Letter") in connection with the Company's Registration Statement on Form S-1, as originally submitted in confidential draft format to the SEC on September 16, 2013, as permitted by Section 6(e) of the Securities Act of 1933, as amended (the "Securities Act"), and as originally filed with the SEC on October 18, 2013 and as amended most recently on November 6, 2013.

        For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company's response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Registration Statement.

IPO Shares and Estimated Price Rage, page 1

  1.
  Please expand your pro forma disclosures to explain your basis for assuming the preferred stock will be converted into common stock due to the anticipated price range of $13.00 to $15.00 with the automatic conversion price per share requirement of at least approximately $23.00.

        The Company acknowledges the Staff's comment. In addition to the automatic conversion features of its preferred stock, all shares of the Company's preferred stock will convert to common stock upon the affirmative consent of at least 2/3 of the preferred shares, taken together as a single class. The Company is currently soliciting such consents. Members of our Board of Directors, who through their affiliates comprise the requisite 2/3 of the preferred stock necessary to convert all of the Company's preferred stock to common stock, have indicated that they will provide such consent.

Company Observations, page 2

  2.
  It remains unclear how you sufficiently addressed the quantitative or qualitative components in our initial comment regarding the discussion of each significant factor contributing to a 129% increase from the October 2013 grant date fair values to the estimated IPO price approximately one month later. We acknowledge your discussion provided related to the uncertainty of completing your IPO during the October 2013 grant dates. Please provide further discussion and analysis of why a 55% probability of a completed IPO is reasonable at that point of the process. In addition, please provide the reasons for the significant disparity between the IPO scenario values of $11.26 to $15.48 and the weighted average $6.12 price utilized for the October 2013 grant date fair values. Please note that prior to the resolution of this issue, we will need to review the proposed disclosure to be included in an amended S-1.

        The Company acknowledges the Staff's comment. In response to the Staff's comment, the Company advises the Staff as follows:

        In preparing the Company's valuation for purposes of granting the October 2013 stock options, management evaluated two main categories of scenarios—completing multiple (low, medium and high) IPO scenarios or a non-IPO scenario where the Company's existing investors fund the Company to liquidation. The IPO scenarios were weighted a probability of 55% and the non-IPO scenario was weighted a probability of 45%.

        The Company believes that a 55% probability of an IPO was appropriate at the time of the September 30, 2013 valuation and remained appropriate for the month of October 2013. In particular, as of that time, the Company had not engaged underwriters and through the month of October there continued to be changes to the planned underwriting group for the Company's planned IPO. To this point, at the time of the confidential submission of the Company's draft registration statement on September 16, 2013 and filing of the registration statement on October 18, 2013, the Company had not formally engaged underwriters. As the underwriting syndicate came together in late October 2013 and the Company was able to hold testing-the-waters meetings with potential investors gauging their interest in the Company, the Company believes that the probability of a successful IPO improved. Further, at the time of the September 30, 2013 valuation, the Company was significantly constrained by limited cash resources and the Company expended considerable effort during the month of October in attempting to close a third bridge financing with its existing investors which led to the closing of a bridge financing for $6.2 million on October 30, 2013. This financing provided the resources to continue operating and provided additional runway for completing the proposed IPO. This funding was essential to continuing to progress towards an IPO and as a result, the Company believes this also improved the probability of a successful IPO. In addition to the above factors, the Company had recently hired a new management team, including a new Chief Executive Officer, Chief Financial Officer and Chief Operating Officer whose experience with the Company was limited as of the September 30, 2013 valuation date, and who had no experience raising capital for the Company.

2

        In addition to the above factors the Company had no way of knowing whether the window for biotech IPOs would remain open through the target IPO date or what the market receptivity would be to the Company. With this much uncertainty, the Company believes that a 55% probability of an IPO occurring successfully as of September 30, 2013 was reasonable and remained appropriate for our October 2013 equity issuances.

        The Company will amend the Registration Statement to add the additional valuation disclosures discussed above and set forth on Annex A.

3

        We thank you for your prompt attention to this letter responding to the Registration Statement and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 808-2754.

Sincerely,

Brian Korn

cc:	Via E-Mail
Securities and Exchange Commission Scott Wuenschell Joel Parker Christina De Rosa Bryan Pitko
TetraLogic Pharmaceuticals Corporation J. Kevin Buchi Pete A. Meyers Richard Sherman
Pepper Hamilton LLP Jeffrey P. Libson Steven J. Abrams Alexander D. Gonzalez Andrew D. Kupchik
Cooley LLP Brent B. Siler Andrew S. Williamson Brian F. Leaf Robert E. Jones
Nasdaq OMX Group, Inc. Keely J. Moxley

4

 Annex A

Stock option grants from July 25, 2013 to October 24, 2013

        Our board of directors granted stock options from July 25, 2013 to October 24, 2013 to three new members of our executive management (J. Kevin Buchi, Pete A. Meyers and Lesley Russell), our former President and Chief Executive Officer (John M. Gill) and other employees and consultants, with each having an exercise price of $6.12 per share.

        In connection with employment agreements with the new members of our executive management, on October 2, 2013, our board of directors granted non-qualified stock options to purchase an aggregate of 1,455,726 shares of our common stock at an exercise price of $6.12 per share. Upon closing of each new issuance of capital stock, up to and including the closing of this offering and pursuant to convertible instruments, in-the-money options and in-the-money warrants, but not including certain excluded securities, these new members of our executive management will receive additional non-qualified stock options to purchase a number of shares of our common stock such that the total shares subject to stock option awards will be equal to an aggregate of 8.0% of the total issued and outstanding shares of our capital stock on a fully diluted basis as of such closing date.

        In connection with a Management Transition Agreement entered into with our former President and Chief Executive Officer, Mr. Gill, on October 2, 2013 we granted him non-qualified stock options to purchase 242,864 shares of common stock.

        Non-qualified options to purchase 236,650 shares of common stock at an exercise price of $6.12 were granted to employees and consultants on October 24, 2013.

        The exercise price per share was supported by an independent third-party valuation as of September 30, 2013. In conducting this valuation, we estimated the value of our common stock using PWERM for determining our equity value.

        Our application of PWERM can be broadly described in the following steps: (i) identify exit scenarios and related probabilities; (ii) determine the equity value under each scenario; and (iii) determine the return to common stock in each scenario. In conducting this valuation, we evaluated two main categories of scenarios—completing multiple (low, medium and high) IPO scenarios or a liquidation scenario. Since at the time of the valuation, we were also actively pursuing a Series D preferred round of financing, the IPO scenarios and liquidation scenario were evaluated both in the context of a successful completion of a Series D preferred financing and an unsuccessful Series D financing with our existing investors bridging to either an IPO or liquidation. For each of the various IPO scenarios, an equity value was estimated and the rights and preferences for each shareholder class were considered to determine what portion of the enterprise value to allocate to common shares. The common share value was then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. Lastly, the common share value in each scenario was multiplied by an estimated probability for that scenario. The probability and timing of each scenario were based on discussions between our board of directors and our management team.

        Based on investor feedback and the lack of an identified lead investor at the time of our September 30, 2013 valuation, we assessed the likelihood of completing a series D preferred financing to be 5%. If we were successful in closing a series D financing, we estimated a 60.0% probability of one of three public offering scenarios and a 40.0% probability of a strategic sale.

        In the case where we do not close a series D financing, we assumed we would enter into a bridge financing with our current investors on similar terms as the existing bridge financing (such a bridge financing was closed on October 30, 2013) and estimated a 55.0% probability of one of three public offering scenarios (low, medium and high) and a 45.0% probability of a smaller series D financing at a value per share equal to the series C-1 price to fund the company to a liquidation. The probability and timing of each scenario were based on discussions between our board of directors and our management team.

        We used the following three possible IPO scenarios under the PWERM where we estimated a 95% probability of an unsuccessful Series D preferred stock financing and our existing investors bridging to either an IPO or liquidation and weighed them as indicated:

  •
  an IPO at an assumed higher implied share value of our common stock ($15.48 per share), weighted at 25%;

  •
  an IPO at an assumed medium implied share value of our common stock ($12.95 per share), weighted at 50%;

  •
  an IPO at an assumed lower implied share value of our common stock ($11.26 per share), weighted at 25%; and

  •
  a non-IPO stay private scenario (option pricing model) assuming a small Series D financing equal to our last private financing round where preferences of preferred remain in place resulting in a reduced implied share value of our common stock ($1.19 per share) to fund to liquidation.

        A discount for lack of marketability of 10% was then applied to the resulting value for each IPO scenario. This discount was less than the 20% and 25% used in the April 2013 and December 2012 valuations, respectively, reflecting that we had moved closer to marketability of shares of common stock in anticipation of a potential IPO.

        We estimated the time to liquidity of 1.0 to 2.0 years and assumed an annual volatility rate of 90.0%. Our estimate of volatility was based on a review of volatility data for 17 public oncology companies.

        We believe that the difference in value between the midpoint of the estimated offering price range and our determination of the fair value of our common stock of $6.12 per share as of September 30, 2013, the date of our last valuation, was primarily the result of a change in the probability of a near-term initial public offering from 55.0% to the 100% probability implicit in the estimated offering price range and the change in the estimated marketability discount from 10% to 0%. In determining the appropriateness of the September 30, 2013 valuation in setting the fair value of our common stock for October 2013 equity compensation awards, our board specifically considered estimates of the probability of a near-term initial public offering giving particular consideration to the following factors and elements of uncertainty:

  •
  Our current investors had expressed the desire to seek significant new investor investment in order to fund our planned future clinical trials and previous efforts to obtain financing and/or enter into a strategic transaction with potential partners were not successful.

  •
  In August 2013, our board of directors hired a new management team.

  •
  As of September 30, 2013, our cash balance was $2.5 million, which represented approximately 1.5 months of operating cash needs. Attempts to close a Series D preferred stock financing in September 2013 were unsuccessful. On October 30, 2013, we closed a $6.2 million bridge financing with our existing investors, which provided runway to complete our initial public offering and maintain operations.

  •
  We have not had the resources to significantly advance the clinical development of birinapant. Given birinapant's early stage of development, there remains significant uncertainty about whether investors will be receptive to investing at a valuation commensurate with the price range included on the cover of this prospectus or at all.

  •
  During the month of October there were changes to the syndicate of banks that we planned to use to underwrite our IPO. We then decided to proceed with our IPO with our current underwriter syndicate later in October 2013 and conducted additional testing-the-waters meetings with investors in late October 2013 and early November 2013.

  •
  For much of October 2013, our federal government was either shutdown or under the threat of a potential shutdown. During the Shutdown, the Standard & Poors Volatility Index (the "VIX"), a leading indicator of the overall climate for initial public offerings, climbed to over 21, reflecting great negative uncertainty and volatility in the market. The VIX currently has a 52-week range of 11.05 - 22.72.

        Based on these factors, we concluded that our common stock had a fair value of $6.12 per share as of September 30, 2013 and that such value remained appropriate for valuing our October 2013 equity compensation awards.

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  Annex A